Exhibit 99.1

Obsidian Energy Announces First Quarter 2019 Financial and Operational Results

CALGARY, May 10, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the three months ended March 31, 2019. All figures are in Canadian dollars unless otherwise stated.

Michael Faust, Interim President and CEO commented “Stepping into my role at Obsidian Energy, I am focusing my attention on three main areas. First, I will ensure we continue to deliver strong and repeatable well results from our Cardium asset, focused on growing our light oil production, consistent with the recent performance of the first 19 well program. Second, I will prioritize the strength of our balance sheet by ensuring we are spending within funds flow from operations and seek to divest non-core properties, if the market conditions are favorable, to reduce our overall leverage profile. My third priority will be to conduct a thorough review of our cost structure to identify areas for improvement, aiming to bring our costs in line with peers. This initiative will be focused on both capital expenditures and expenses. This will include streamlining internal processes, improving operational productivity, and enhancing capital efficiencies. Details of the cost reduction initiatives will be presented at the Annual General Meeting.”

Demonstrating Cardium Deliverability

During the first quarter of 2019, the Company drilled, completed and equipped five Cardium wells (5.0 net). Of the 2019 wells that we have drilled to date, we are particularly excited about our 12-18, three well pad, which has averaged initial production rates over the first 30 days (“IP30”) of 620 boe per day per well and approximately 83 percent oil. The 12-18 pad is the most northern pad drilled in the Crimson area, further demonstrating the extent of our Willesden Green inventory. Over the past nine months, the Company has drilled 19 Cardium wells (19.0 net) averaging an IP30 of 538 boe per day per well and approximately 86 percent oil.

The next phase of the program will resume after spring break-up and continue until March 2020. We have all our locations ready to license with the construction of the first two pads expected to commence as soon as road conditions and weather permits.

Q1 Production Beat and Improved Liquids Weighting

Obsidian Energy delivered strong operational results in the first quarter 2019, highlighted by average oil production of 16,472 bbl per day and average total production of 27,651 boe per day. Both figures are ahead of our pre-released target ranges for the quarter. The production beat is attributed to the Cardium program’s strong production rates and was achieved in spite of considerably colder temperatures observed in February.

The Company’s liquids production weighting also improved in the first quarter of 2019 to 67 percent liquids, a three percent increase over the fourth quarter of 2018. This shift was the result of our gas weighted legacy production that was shut-in toward the end of 2018 and early 2019. The Company plans to further rationalize the portfolio to focus the Company towards light oil and higher margin production.

Strong Cash Flow Generation

With continued positive operational momentum and significant improvements in Canadian benchmark prices, first quarter of 2019 funds flow from operations (“FFO”) was $36 million or $0.07 per share, a $38 million increase over the previous quarter.

Operating netbacks in the first quarter of 2019 were $18.98 per boe, a $17.00 per boe increase compared to the fourth quarter of 2018. The increase was largely driven by crude oil differential improvements, underpinned by the Company’s focus on its light oil, low operating cost Cardium development program which resulted in a realized field netback in the first quarter of 2019 of $28.08 per boe, an increase of $16.87 per boe compared to the previous quarter.

Financial and Operating Highlights

	Three months ended March 31
	2019	2018	% change
Financial (millions, except per share amounts)
Cash Flow from Operations	$(1)	$57	>(100)
Basic per share	-	0.11	(100)
Diluted per share	-	0.11	(100)
Funds Flow from Operations (1)	$36	$35	3
Basic per share (1)	0.07	0.07	-
Diluted per share (1)	0.07	0.07	-
Net loss	(54)	(65)	(17)
Basic per share	(0.11)	(0.13)	(15)
Diluted per share	(0.11)	(0.13)	(15)
Capital expenditures	34	60	(43)
Net Debt (1)	$497	$405	23
Operations
Daily production
Light oil and NGL (bbls/d)	14,498	14,412	1
Heavy oil (bbls/d)	4,096	4,751	(14)
Natural gas (mmcf/d)	54	62	(13)
Total production (boe/d) (2)	27,651	29,443	(6)
Average sales price
Light oil and NGL (per bbl)	$58.52	$64.25	(9)
Heavy oil (per bbl)	30.62	31.34	(2)
Natural gas (per mcf)	$2.41	$2.87	(16)
Netback per boe (2)
Sales price	$39.95	$42.52	(6)
Risk management gain	(1.80)	(4.20)	(57)
Net sales price	38.15	38.32	-
Royalties	(2.81)	(2.73)	3
Operating expenses (3)	(13.49)	(14.86)	(9)
Transportation	(2.87)	(3.16)	(9)
Netback (1)	$18.98	$17.57	8
1)	The terms FFO and their applicable per share amounts, “Net Debt”, and “netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.
2)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”
3)	Includes the benefit of processing fees totaling $2 million for 2019 (2018 – $3 million)

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FFO totaled $36 million ($0.07 per share) for the first quarter of 2019 compared to negative $2 million ($nil per share) in the fourth quarter of 2018 and $35 million ($0.07 per share) in the first quarter of 2018.

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Average production was 27,651 boe per day compared to 29,905 boe per day in the fourth quarter of 2018 and 29,443 boe per day in the first quarter of 2018. Production decreased from the fourth quarter of 2018 mainly attributable to the Company’s shut-in program of low net operating income legacy wells, which led to lower gas volumes, as well as the Alberta Government’s mandated curtailment. Currently, we do not expect curtailment restrictions to impact our go forward production forecast for the reminder of the year.

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Capital expenditures, excluding decommissioning liabilities, totaled $34 million, which included drilling five development wells in Willesden Green, completion activities to bring the remaining wells on production from the Company’s 2018 capital program and various optimization/maintenance activities.

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Operating costs were $13.49 per boe in the first quarter of 2019, despite extreme cold weather across Alberta in February which resulted in increased power, repair and maintenance costs. Operating costs per boe were also higher than the fourth quarter of 2018 due to one-time costs saving initiatives in that quarter.

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General and administrative costs were $2.01 per boe in the first quarter of 2019 compared to $2.33 per boe in the first quarter of 2018. The Company has been successful on a number of cost reductions initiatives which led to the improvement from the comparable period.

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Net Debt totaled $497 million, including $378 million drawn on our syndicated credit facility and $80 million of senior notes. On March 31, 2019, Senior Debt to Adjusted EBITDA, as calculated under the Company’s credit agreement was 2.9:1.

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Subsequent to March 31, 2019, the Company entered into crude oil swaps on 950 barrels per day for the third quarter of 2019 at $83.47 per barrel and on 550 barrels per day for the fourth quarter of 2019 at $82.10 per barrel. All trades were completed in Canadian dollars.

The table below outlines select metrics in our key development and legacy areas for the three months ended March 31, 2019 and excludes the impact of hedging:

Area	Select Metrics – Three Months Ended March 31, 2019
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	19,375 boe/d	70%	$13/boe	$28/boe
Deep Basin	1,501 boe/d	21%	$2/boe	$13/boe
Alberta Viking	1,009 boe/d	40%	$15/boe	$16/boe
Peace River	4,449 boe/d	88%	$14/boe	$8/boe
Key Development Areas	26,334 boe/d	69%	$12/boe	$23/boe
Legacy Areas	1,317 boe/d	36%	$38/boe	$(30)/boe
Key Development & Legacy Areas	27,651 boe/d	67%	$13/boe	$21/boe

The table below provides a summary of our operated activity in the third quarter.

	Number of Wells Q1 2019
	Drilled		Completed		On-stream
	Gross	Net	Gross	Net	Gross	Net
Cardium
Producer	5	5.0	9	9.0	4	4.0
Peace River	0	0.0	0	0.0	2	1.1
Total	5	5.0	9	9.0	6	5.1

Hedging Program and Strategy Updates

The Board of Directors and management have completed a fulsome review of our hedging strategy and believe that a conservative hedging strategy will help provide certainty to our cash flow and capital programs for 2019 and 2020. This combined with our capital flexibility improves our ability to live within FFO, while offering investors continued upside exposure to improving commodity prices. At current prices, the program economics are robust, and as such, the Company has begun building a hedging position for the second half of 2019 and will work towards building a 2020 position. The Company plans to take hedging contracts on a Canadian dollar basis to limit foreign exchange management and where liquidity exists, hedge Canadian differentials to protect wellhead pricing.

Currently, the Company has the following crude oil hedges in place:

	Q2 2019	Q3 2019	Q4 2019
WTI $USD	$56.53	-	-
bbl/day	2,000	-	-
WTI $CAD	$68.58	$83.47	$82.10
bbl/day	4,000	950	550
Total
bbl/day	6,000	950	550

The Company has no currency or gas hedges currently in place.

Increasing our Cardium Focus in the 2019 Capital Program

The Cardium continues to deliver strong results as evidenced by the recently announced operational results and our quarterly production rates. As part of our disciplined capital allocation review, management has elected to remove $7 million of capital previously earmarked for two Deep Basin wells and reallocate this capital to our Cardium asset adding two additional wells. The Company now plans to drill a total of 18 Cardium wells in 2019, reaffirming its focus on the short cycle, light oil and highest margin asset in our portfolio.

At this time, the total planned capital of $120 million for 2019 remains unchanged, with the Board approving a second half 2019 capital spend, including decommissioning expenditures, of $75 million. Of the approved second half capital spend, approximately $50 million will be allocated to drilling 13 primary Cardium wells. The capital program remains flexible, with the ability to increase development activity should pricing allow.

Updated Capital Program Details:

Capital Category	# of Wells	Net Capital
Cardium	18 Producers	$81 million
Non-Operated Development	2.5 net Producers	$6 million
Existing Wellbore Optimization	>25 Projects	$5 million
Maintenance & Corporate		$16 million
Capital Expenditures		$108 million
Decommissioning Expenditures		$12 million
Total		$120 million

There are no changes to the full year production and cost guidance figures. A review of the figures is outlined in the table below:

Metric	2019 Guidance Range
Production	26,750 to 27,750 boe per day
Capital Expenditures including Decommissioning Expenditures	$120 million
Production Growth Rate (1)	Flat
Operating Costs	$14.00 - $14.50 per boe
General & Administrative	$2.00 - $2.50 per boe
(1) Relative to full year 2018 A&D adjusted production of 26,900 boe per day

Annual and Special Meeting to be held June 5, 2019

The Company’s Annual and Special Meeting (the “Meeting”) for Shareholders is scheduled on Wednesday, June 5, 2019 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time). The Meeting will be held in the SunAlta Ballroom of the Marriott Downtown Hotel, located at 110 – 9th Avenue SE Calgary, Alberta.

There will be a corporate presentation given by Michael Faust, Interim President and CEO during the Meeting.

To listen to a live broadcast of the presentation and the question and answer period, please access the following URL: https://event.on24.com/wcc/r/1990022/E40D0DB297F639B0E3563F924B869040

A replay of the audio webcast and a link to the Meeting presentation will be available two hours afterwards on our website at www.obsidianenergy.com

Electronic copies of our Management Information Circular, Proxy Statement, financial statements, news releases, and other public information are available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	Mcf	thousand cubic feet
bbl/day	barrels per day	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day

Non-GAAP Measures

Certain financial measures including FFO, FFO per share-basic, FFO per share-diluted, Netback, net debt and Adjusted EBITDA included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of FFO to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Financial and Operational Highlights” above for a calculation of the Company’s Netbacks. Net debt includes long-term debt and includes the effects of working capital and all cash held on hand. See “Reconciliation of Net Debt” below for a calculation of the Company’s Net Debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Calculation of Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2019	2018
Cash flow from operating activities	$(1)	$57
Change in non-cash working capital	27	(32)
Decommissioning expenditures	2	2
Onerous office lease settlements	1	5
Restructuring charges – cash portion	1	1
Other expenses(1)	6	2
Funds flow from operations	$36	$35
Per share
Basic per share	$0.07	$0.07
Diluted per share	$0.07	$0.07
(1)	Includes legal fees related to ongoing claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results

Reconciliation of Net Debt

	As at
(millions)	March 31, 2019	March 31, 2018
Long term debt
Current portion of long-term debt	$30	$32
Long term portion of long-term debt	428	335
Total	458	367
Working capital deficiency
Cash	(3)	(2)
Accounts receivable	(70)	(102)
Other	(12)	(14)
Bank overdraft	1	-
Accounts payable and accrued liabilities	123	156
Total	39	38
Net debt	$497	$405

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will continue to deliver strong and repeatable well results from our fast track light oil Cardium assets, consistent with the strong performance of the first 19 wells in the program; that we are working to deliver the best possible financial structure in place to support the business that will both allow for flexibility in times of volatility and strengthen our balance sheet; that we will conduct a thorough review of our cost structure to identify areas for improvement, aiming to bring costs in line with peers, focusing on both capital expenditures and expenses and how that goal will be achieved; that we will seek to divest non-core properties, if the market conditions are favorable, and redeploy proceeds to growing our Cardium production; the next phases of our Cardium program including locations and timing; how we expect to further rationalize the portfolio to focus the Company towards light oil production and higher margin production; that a conservative hedging strategy will help provide certainty to our cash flow and capital programs for 2019 and 2020 hedging and combined with our capital flexibility improves our ability to live within FFO, while offering investors exposure to improving commodity prices; that we will work towards building a 2020 position and how the hedging contracts will be structured; our drilling plans, locations and focuses; our total planned capital for 2019 and that it remains flexible, with the ability to increase development activity should pricing allow; the guidance for production, operating costs, G&A and production growth; and the date, time, place of our Meeting and Corporate presentation to be conducted therein.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties other than stated herein; the impact of the Alberta mandated production curtailment; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com